FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: January 23, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

PricewaterhouseCoopers LLP Resigns as Auditor of TD Bank Financial Group

Toronto, January 23, 2006 - The Toronto-Dominion Bank announced today that PricewaterhouseCoopers LLP has resigned, effective immediately, as one of the Bank’s auditors having completed the 2005 audit of the Bank and all of its subsidiaries. As previously announced on May 26, 2005, the Board of Directors selected Ernst & Young LLP as the sole auditor for the 2006 fiscal year and as such, the Board will present its recommendation that Ernst & Young LLP be appointed as sole auditor for a vote by Bank shareholders at the next annual meeting scheduled for March 30, 2006.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$365 billion in assets, as of October 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information: Neil Parmenter, Senior Manager, External Communications (416) 308-0836/